# Bank of America, N.A.

## Form SBSE-A

## Amendment - SBSE-A/A

## December 12, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

STANDARD CHARTERED BANK, OMAN BRANCH – Terminated as Custody, Clearance, or Settlement entity

LMAX PTE LTD – Added as Execute or Trade entity

REACTIVE MARKETS LIMITED – Added as Execute or Trade entity

NASDAQ, INC. – Added as Execute or Trade entity

MARKETAXESS CORPORATION – Added as Execute or Trade entity